Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Relating to Preliminary Prospectus Supplement dated August 4, 2015

Registration No. 333-186812

This free writing prospectus of Medical Properties Trust, Inc. (the “Company”) relates to the offering of its common stock, par value $0.001 per share (the “Common Stock”), described in the preliminary prospectus supplement dated August 4, 2015 (the “Preliminary Prospectus Supplement”), filed by the Company with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

This free writing prospectus updates the Preliminary Prospectus Supplement and should be read together with the Preliminary Prospectus Supplement, including the section entitled ‘‘Risk Factors’’ beginning on page S-16 of the Preliminary Prospectus Supplement. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus Supplement. This free writing prospectus reflects the following updates to the Preliminary Prospectus Supplement.

1. The disclosure throughout the Preliminary Prospectus Supplement is updated to reflect that the Company is selling 25,000,000 shares of Common Stock at a public offering price of $12.25 per share and is granting the underwriters the option to purchase up to an additional 3,750,000 shares of Common Stock from the Company.

2. As a result of the decrease in the size of the offering, the “Other Data” pro forma information appearing on page S-13 of the Preliminary Prospectus Supplement under “Prospectus Supplement Summary—Summary Consolidated Financial Information” is updated as follows:

	Pro forma
In thousands, except per share data	Year ended December 31, 2014	Three months ended March 31, 2015
Other data
Dividends declared per common share	$0.84	$0.22
FFO information:(2)
Funds from operations	$268,004	$77,873
Normalized funds from operations	$327,528	$80,221
FFO information per diluted share:(2)
Funds from operations	$1.17	$0.33
Normalized funds from operations	$1.42	$0.34

and the corresponding reconciliation tables appearing on pages S-14 and S-15 of the Preliminary Prospectus Supplement are updated as follows:

	Pro forma
In thousands, except per share data	Year ended December 31, 2014	Three months ended March 31, 2015
FFO information:
Net income attributable to MPT common stockholders	$180,966	$56,994
Participating securities’ share in earnings	(895)	(266)

Net income, less participating securities’ share in earnings	$180,071	$56,728
Depreciation and amortization:
Continuing operations	78,969	19,789
Depreciation from unconsolidated joint venture	5,847	1,356
Discontinued operations	—	—
Real estate impairment charge	5,974	—
Gain on sale of real estate	(2,857)	—

Funds from operations	$268,004	$77,873
Write-off of straight line rent	2,818	—
Unutilized financing fees/debt refinancing costs	1,698	238
Loan and other impairment charges	44,154	—
Acquisition costs	10,854	2,110

Normalized funds from operations	$327,528	$80,221

	Pro forma
In thousands, except per share data	Year ended December 31, 2014	Three months ended March 31, 2015
Per diluted share data:
Net income, less participating securities’ share in earnings	$0.78	$0.24
Depreciation and amortization:
Continuing operations	0.34	0.08
Depreciation from unconsolidated joint venture	0.03	0.01
Discontinued operations	—	—
Real estate impairment charge	0.03	—
Gain on sale of real estate	(0.01)	—

Funds from operations	$1.17	$0.33
Write-off of straight line rent	0.01	—
Unutilized financing fees/debt refinancing costs	—	—
Loan and other impairment charges	0.19	—
Acquisition costs	0.05	0.01

Normalized funds from operations	$1.42	$0.34

3. As a result of the decrease in the size of the offering, the Sources and Uses table appearing on Page S-27 of the Preliminary Prospectus Supplement under “Use of Proceeds” is updated as follows:

Sources (in thousands)		Uses
Gross proceeds from common stock offered hereby(1)	$306,250	Financing Capella Transactions	$894,900
Borrowing under bridge facility, revolving credit facility or other debt financing(2)	1,139,887	Financing balance of MEDIAN Transactions(3)	340,954
		Financing Additional Acquisitions	166,809

Property Dispositions	17,675	Fees and expenses(4)	61,149

Total Sources	$1,463,812	Total Uses	$1,463,812

(1)	Assumes no exercise of the underwriters’ option to purchase additional shares.

(2)	Reflects indebtedness that we expect to incur subsequent to this offering to fund the remainder of the purchase price in connection with the Capella Transactions, MEDIAN Transactions and Additional Acquisitions, which may include borrowings under the bridge facility, our revolving credit facility, or net proceeds from other senior debt facilities or issuances, or a combination thereof, including accessing the Euro bond market to finance a part of the MEDIAN Transactions and Additional Acquisitions.

(3)	Includes additional financing of our investment in MEDIAN, in addition to approximately $27 million of capital gains tax that we expect to capitalize pursuant to our acquisition of MEDIAN under the purchase method of accounting.

(4)	Amount reflects the estimate of fees and expenses associated with the Capella Transactions including underwriting discounts and commissions for this offering, the bridge facility commitment fees as well as legal, accounting and other professional fees. In addition, includes approximately $34 million for real estate transfer tax, associated with converting the loan on MEDIAN to real estate.

4. As a result of the decrease in the size of the offering, the table appearing on Page S-29 of the Preliminary Prospectus Supplement under “Capitalization” is updated as follows:

(amounts in thousands)	Actual	As adjusted	Pro forma as adjusted
Cash and cash equivalents	$33,548	$33,548	$33,548

Indebtedness:
Revolving credit facility	$301,655	$674,034	$404,992
Senior notes due 2016(1)	125,000	125,000	125,000
6.875% senior notes due 2021	450,000	450,000	450,000
6.375% senior notes due 2022:
Principal amount	350,000	350,000	350,000
Unamortized premium	2,433	2,433	2,433

	352,433	352,433	352,433
5.75% senior notes due 2020	214,620	214,620	214,620
5.50% senior notes due 2024	300,000	300,000	300,000
Term loans(2)	138,611	138,611	138,611
Additional Debt Financing	—	—	1,036,550

Total long-term debt	$1,882,319	$2,254,698	$3,022,206

Stockholders’ equity:
Preferred stock, $0.001 par value: 10,000 shares authorized; no shares outstanding, actual, as adjusted and as further adjusted	$—	$—	$—
Common stock, $0.001 par value: 500,000 shares authorized; 207,731 shares issued and outstanding, actual; 207,731 shares issued and outstanding, as adjusted; and 232,731 shares issued and outstanding, as further adjusted	207	207	232
Additional paid-in capital	2,248,137	2,248,137	2,541,112
Distributions in excess of net income	(371,459)	(371,459)	(415,800)
Accumulated other comprehensive income	(80,922)	(80,922)	(80,922)
Treasury shares, at cost	(262)	(262)	(262)

Total Stockholders’ equity	$1,795,701	$1,795,701	$2,044,360

Total Capitalization	$3,678,020	$4,050,399	$5,066,566

(1)	As of March 31, 2015, $65.0 million of these senior unsecured notes were fixed at a rate of 5.507% pursuant to our senior unsecured interest rate swap in effect at that time, while $60.0 million of these senior unsecured notes were fixed at a blended rate of 5.675%.

(2)	Reflects borrowings of $125.0 million under our senior unsecured term loan facility and $13.6 million outstanding on a mortgage loan that we assumed in connection with our acquisition of the Northland LTACH Hospital in February 2011.

The Company has filed a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the other documents the Company has filed with the SEC that are incorporated by reference in the preliminary prospectus supplement for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov or from Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, NY 10282, by phone at (866) 471-2526 or by email at prospectus-ny@ny.email.gs.com, or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717.